

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

<u>Via E-mail</u>
Mr. Kenneth Berlin
Chief Executive Officer and President
Rosetta Genomics Ltd.
3711 Market Street, Suite 740
Philadelphia, PA 19104

Re: Rosetta Genomics Ltd.
Form 20-F for the Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-33042

Dear Mr. Berlin:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Gus Rodriguez

                        Gus Rodriguez
                        Accounting Branch Chief